Exhibit 99.1

Ad hoc announcement pursuant to Art. 53 LR

Relief Therapeutics Announces New Executive Leadership Team strengthening capabilities to guide the Company through pipeline development initiatives

GENEVA (MAY 8, 2024) – RELIEF THERAPEUTICS Holding SA (SIX: RLF, OTCQB: RLFTF, RLFTY) (Relief, or the Company), a biopharmaceutical company committed to delivering innovative treatment options for select rare diseases, today announced the formation of its new executive committee strengthening its capabilities with the appointment of several new members, including a chief financial officer, chief human resources officer and head of legal and compliance.

●	Andrew Einhorn joins Relief as chief financial officer (CFO). Mr. Einhorn brings extensive experience from senior leadership roles within clinical and commercial-stage life science companies. From 2003 to present, he has held CFO positions at several public and private companies, including RVL Pharmaceuticals, Edge Therapeutics, and has co-founded Oceana Therapeutics, Esprit Pharma and ESP Pharma. Prior to his work in the life science industry, he spent twenty years in investment banking and capital markets, where he served with Credit Lyonnais Securities, PNC Capital Markets, Chase Securities, BT Securities, and Chase Manhattan Bank. Mr. Einhorn was a certified public accountant and a finance and accounting graduate from the American University. Most recently, he joined Danforth Advisors, where he provides strategic advisory and interim CFO services to public and privately held companies. Mr. Einhorn has joined Relief on a part-time basis.

●	Melinda Keegan joins the executive committee in the newly created role of chief human resources officer. Ms. Keegan brings over 20 years of HR life sciences experience building and leading companies from the initial startup phase and scaling through commercialization. Her expertise includes all aspects of human resource activities, including talent management, culture building, and leadership development. Ms. Keegan joined Relief in 2022 on a consulting basis and played a crucial role in supporting the Company across all HR matters. She holds a master of science in organizational development and is certified as a senior professional in human resources (SPHR).

●	Giorgio Reiner has been promoted to the newly created role of chief scientific officer. With over 30 years of R&D experience, Mr. Reiner has been serving as corporate director of research and development with APR Applied Pharma Research SA (APR) since 2000. Following Relief’s acquisition of APR in 2021, he has led the development of the group’s pharmaceutical technologies and new products. Mr. Reiner holds a master’s degree in pharmaceutical chemistry and technology from the University of Pharmacy in Milan, Italy.

●	Paolo Galfetti, Relief’s current chief operating officer, transitions to the role of chief business officer, a move reflective of the new strategic requirements of the organization. Mr. Galfetti will maintain many of his current internal responsibilities and will prioritize driving business development initiatives. Mr. Galfetti is a Chartered Financial Analyst (CFA) and has a bachelor’s degree in economics from the Commercial University Bocconi, Milan, Italy.

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●	Vincenzo Gallo has been newly appointed head of legal and compliance. Mr. Gallo has over 10 years’ legal expertise in the pharmaceutical industry, gained in both large international and start-up corporations. He worked as senior legal counsel at CHEMO (industrial division of Insud Pharma Group) and joined APR as corporate legal counsel in 2020. Following Relief’s acquisition of APR in 2021, Mr. Gallo has overseen varied legal matters at Relief. Mr. Gallo holds a master’s degree in law.

●	Jeremy Meinen will step down as chief financial officer and transition from the company in early Q3.

“Following the full company RESET Relief has recently undergone, I am confident that the appointment of this new executive leadership team will accelerate the company’s future success,” said Michelle Lock, interim chief executive officer of Relief. “Their addition to the executive team marks a milestone for Relief and, with an expected cash runway into 2026, the collective experience of our new executive leadership enables us to advance our strategic objectives and uphold our commitment to rare diseases and patient-centric care.”

All executive committee appointments are approved by the Board of Directors and effective immediately.

ABOUT RELIEF

Relief is a commercial-stage biopharmaceutical company committed to advancing treatment paradigms and delivering improvements in efficacy, safety, and convenience to benefit the lives of patients living with select specialty and rare diseases. Relief’s portfolio offers a balanced mix of marketed, revenue-generating products, our proprietary, globally patented TEHCLO™ and Physiomimic™ platform technologies and a targeted clinical development pipeline consisting of risk-mitigated assets focused in three core therapeutic areas: rare skin diseases, rare metabolic disorders, and rare respiratory diseases. In addition, Relief is commercializing several legacy products via licensing and distribution partners. Relief’s mission is to provide therapeutic relief to those suffering from rare diseases and is being advanced by an international team of well-established, experienced biopharma industry leaders with extensive research, development and rare disease expertise. Headquartered in Geneva, Relief is listed on the SIX Swiss Exchange under the symbol RLF and quoted in the U.S. on OTCQB under the symbols RLFTF and RLFTY. For more information, please visit our website www.relieftherapeutics.com or follow Relief on LinkedIn.

CONTACT:

RELIEF THERAPEUTICS Holding SA

Melinda Keegan

Melinda.keegan@relieftherapeutics.com

DISCLAIMER

This press release contains forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties, including its ability to achieve its corporate, development and commercial goals, and other factors which could cause the actual results, financial condition, performance, or achievements of Relief to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. A number of factors, including those described in Relief’s filings with the SIX Swiss Exchange and the U.S. Securities and Exchange Commission (SEC), could adversely affect Relief. Copies of Relief’s filings with the SEC are available on the SEC EDGAR database at www.sec.gov. Relief does not undertake any obligation to update the information contained herein, which speaks only as of this date.

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